DAVIS & company LEGAL ADVISORS since 1892

03 NOV 18 AM 7:21

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

November 11, 2003 *file number:* 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

03037453

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L. Ornstein
Donna L. Ornstein
Legal Assistant

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

DO/tzc
Encls.

dlw 11/18

November 11, 2003

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a) Incorporation Documents

(i) Yukon — Not Applicable

(b) Extra-provincial Registration

(i) BC — Not Applicable

(c) Annual Reports

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(d) Notices Filed with Registrar of Companies

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(e) Annual Audited Financial Statements

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(f) Quarterly Interim Financial Statements

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(g) Special Resolution

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	October 21, 2003
(f)	BC Form 53-901F, Material Change Report	October 21, 2003
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	October 21, 2003
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	October 21, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable

(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not applicable
(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No.: [illegible]

03 NOV 18 AM 7:21

BC FORM 53-901F

(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GTECH INTERNATIONAL RESOURCES LIMITED
2800 Park Place, 666 Burrard Street
Vancouver, BC V6C 2Z7

Item 2. Date of Material Change

State the date of the material change:

October 14, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

October 21, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

Effective October 14, 2003, the Company's listing on the TSX Venture Exchange has been transferred to NEX.

Item 5. **Full Description of Material Change**

The Company confirms that effective October 14, 2003, the Company's listing on the TSX Venture Exchange has been transferred to NEX. The Company's tier classification has changed from Tier 2 to NEX because the Company did not meet the requirements for a Tier 2 listing on the Exchange. As a result, the Company's trading symbol has changed to GCH.H

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

Ian A. Dennis, President at 612 9233 5015

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 21st day of October, 2003.

"Ian A. Dennis"
(Signature)

Ian A. Dennis
(name of senior officer - please print)

GTECH INTERNATIONAL RESOURCES LIMITED
c/o Genetic Technologies Limited
Level 9, 185 Macquarie Street
Sydney, NSW 2000 Australia
Telephone: (612) 9233 5015
Fax: (612) 9232 5313
Email iandennis@gtg.com.au http://www.gtechinternational.com

PRESS RELEASE

October 21, 2003

Sydney, Australia... October 21, 2003. Mr. Ian Dennis, President of **Gtech International Resources Limited (GCH.H)** confirms that effective October 14, 2003, the Company's listing on the TSX Venture Exchange has been transferred to NEX. The Company's tier classification has changed from Tier 2 to NEX because the Company did not meet the requirements for a Tier 2 listing on the Exchange. As a result, the Company's trading symbol has changed to GCH.H.

The Company continues to investigate a number of opportunities in the biotechnology field for possible acquisition. At the annual and special meeting of the Company held on September 12, 2003, the members approved an ordinary resolution authorizing the directors to acquire business opportunities during the ensuing 12 months which may result in a "change of business".

The Company maintains a web site at www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian A. Dennis"*

Ian A. Dennis,
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.